SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]


              For the Fiscal Year Ended December 31, 2000

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                    Commission File Number 2-62223



         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                       (Full title of the plan)




                          ENTERGY CORPORATION
                           639 Loyola Avenue
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

                           Table of Contents


                                                                Page
                                                               Number

(a)Financial Statements:

   Report of Independent Accountants                             2

   Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                            3

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2000               4

   Notes to Financial Statements                                 5

(b)Supplemental Schedules:

   Schedule of Assets (Held at End of Year)                     17

   Schedule of Reportable Transactions
     for the Year Ended December 31, 2000                       25

   Signature                                                    26

(c)Exhibit:

   Consent of PricewaterhouseCoopers LLP                        27

                   Report of Independent Accountants




To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions for the Year Ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

June 25, 2001

         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                        December 31,
                                                    2000            1999
INVESTMENTS:
   Participant Directed:
      Cash and temporary cash investments      $   30,356,253   $   27,762,550
      Entergy Corporation common stock             69,395,773       51,735,759
      Mutual funds                                450,208,929      410,757,763
      Common trust funds                          113,303,508      127,558,401
      Guaranteed investment contracts              18,276,970       28,406,989
      Synthetic investment contracts              183,710,228      185,017,457
      Brokerage accounts                            6,297,797                -
      Loans to participants                        31,962,402       29,662,767
   Non-Participant Directed:
      Entergy Corporation common stock            532,441,519      322,856,754
                                               --------------   --------------
                                                1,435,953,379    1,183,758,440

RECEIVABLES:
   Plans transferred-in                            91,547,410                -
   Loans transferred-in                             3,570,549                -
   Participants' contributions                      1,386,012        2,095,084
   Employer contributions                             353,019          594,278
   Interest receivable                                 48,866           63,428
                                               --------------   --------------
                                                   96,905,856        2,752,790
                                               --------------   --------------

      Net Assets Available for Benefits        $1,532,859,235   $1,186,511,230
                                               ==============   ==============

See Notes to Financial Statements.


          SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   For the Year Ended December 31, 2000



                                            Participant   Non-Participant
                                             Directed        Directed         Total
Additions to Net Assets attributed to:
   Investment income:
       Dividend                            $  37,807,487    $14,255,323    $  52,062,810
       Interest                                2,725,270              -        2,725,270
       Net realized and unrealized appreciation
            of investments                    10,915,503    210,492,003      221,407,506
                                          --------------   ------------   --------------
            Total investment income           51,448,260    224,747,326      276,195,586

   Contributions:
       Participant                            53,720,053              -       53,720,053
       Employer - net of forfeitures                   -     15,597,649       15,597,649
                                          --------------   ------------   --------------
            Total contributions               53,720,053     15,597,649       69,317,702
                                          --------------   ------------   --------------
            Total Additions                  105,168,313    240,344,975      345,513,288

Distributions to withdrawing participants     70,015,262     24,267,980       94,283,242
                                          --------------   ------------   --------------

Net increase before transfers                 35,153,051    216,076,995      251,230,046
                                          --------------   ------------   --------------

Transfers:
   Plans transferred-in                       91,547,410              -       91,547,410
   Loans transferred-in                        3,570,549              -        3,570,549
   Interfund transfers                         6,938,287     (6,938,287)               -
                                          --------------   ------------   --------------
            Total transfers                  102,056,246     (6,938,287)      95,117,959
                                          --------------   ------------   --------------

Net increase                                 137,209,297    209,138,708      346,348,005

Net Assets Available for Benefits
       Beginning of Year                     862,854,897    323,656,333    1,186,511,230
                                          --------------   ------------   --------------
       End of Year                        $1,000,064,194   $532,795,041   $1,532,859,235
                                          ==============   ============   ==============

See Notes to Financial Statements.


        SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

                   Notes to Financial Statements


Note 1.  General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) is provided for general information only. Entergy Savings Plan participants should refer to the Entergy Savings Plan summary plan description for a more complete description of the Entergy Savings Plan's provisions.

General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information.

The Entergy Savings Plan constitutes two types of plans qualified under Internal Revenue Code Section 401 as follows:

     o A profit sharing plan; and
     o A  stock bonus plan which constitutes an Employee  Stock
       Ownership Plan (ESOP).

Plan Amendments in 2000: The Entergy Savings Plan was amended effective November 21, 2000 to include certain provisions applicable to "NY Employees." Generally, "NY Employees" include employees transferred from the Power Authority of the State of New York (NYPA) to an Entergy System Company, or employees hired by Entergy Nuclear Operations, Inc. (ENUC) after November 21, 2000, whose work location is either the James A. Fitzpatrick Nuclear Power Station, the Indian Point 3 Nuclear Power Station, or Entergy's White Plains, New York office that provides professional support to those plants.

The Entergy Savings Plan was amended effective January 1, 2001 to adopt certain benefit enhancements. These amendments apply to eligible employees who are employed by a participating Entergy System Company on or after January 1, 2001. These amendments do not apply to NY Employees or bargaining employees located at the Pilgrim Steam Electric Generating Station.

The Entergy Savings Plan was amended effective September 19, 2000 to include a special eligibility provision applicable to former employees of TLG Services, Inc., who became employees of an Entergy System Company on September 19, 2000.

The significant changes to the Entergy Savings Plan resulting from these amendments are described throughout this note.

Trustee: The Entergy Savings Plan utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. Except for NY Employees, the Entergy Savings Plan's investments, which are managed by its trustee or affiliates of its trustee, are:

     o Entergy Stock Fund
     o Stable Income Fund
     o Balanced Fund
     o Equity Income Fund
     o Equity Index Trust
     o Blue Chip Growth Fund
     o New Horizons Fund
     o New Income Fund
     o International Stock Fund
     o Participants' Loans
     o Tradelink Participant-Directed Brokerage Accounts

Eligibility: Effective January 1, 2001, the Entergy Savings Plan is available to participating Entergy System Company employees on the first day of the calendar month following the employee's employment commencement date, except that employees who begin work on the first day of a month are eligible on that day. Prior to 2001, participants were required to satisfy a six-month service requirement.

Contributions: Entergy Savings Plan contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their annual base salary (basic) for which the employing Entergy System Company will make matching contributions. Prior to January 1, 2001, participants could make additional contributions up to a total of 10% of their annual base salary (supplemental) for which there were no matching contributions. Beginning in 2001, participants may make supplemental contributions up to 13% of their annual base salary. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2000 was $10,500 per participant.

Effective January 1, 2001, the employing Entergy System Company's matching contribution to the Entergy Savings Plan on behalf of the participant will be determined based on the participant's investment election. If a participant's employer matching investment election is directed entirely to the Entergy Stock Fund, the employing Entergy System Company's matching contribution will be equal to 75% of the participant's basic contribution. Employer matching contributions not directed entirely to the Entergy Stock Fund will receive matching contributions equal to 50% of the participant's basic contribution. Matching contributions made by the employing Entergy System Company prior to January 1, 2001 were equal to 50% of the participant's basic contribution.

The Entergy Savings Plan provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), may be accepted under the Entergy Savings Plan as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances.

Effective January 1, 2001, 50% matching contributions on participant-elected contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options and 75% matching contributions on participant-elected deferrals are invested in the non-participant directed Entergy Stock Fund. Prior to January 2001, matching contributions based on participant-elected deferrals were invested by the Trustee in the non-participant directed Entergy Stock Fund. Effective
January 1, 2001, participants can transfer a portion of their matching contributions invested in the Entergy Stock Fund into other Entergy Savings Plan investment funds if they are at least 50 years of age and have 10 years of participation in the Entergy Savings Plan. Years of participation in the Gulf States Utilities Company Employee's Thrift Plan, which merged into the Entergy Savings Plan in 1997, also count for this purpose. The age requirement prior to January 1, 2001 was 55 years of age.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the Entergy System Companies' matching contribution and net earnings of the Entergy Savings Plan. Allocations are based on participant earnings or account balances, as defined.

Vesting: Amounts contributed by participants to the Entergy Savings Plan are fully vested at all times. Effective January 1, 2001, participants who are employed on or after January 1, 2001 by an Entergy System Company are fully vested in the company matching account at all times. Prior to January 1, 2001, participants became fully vested in the company matching account upon completion of five years of service except for certain Entergy Gulf States' employees who were immediately vested in past and future company matching contributions.

In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions, rollover contributions, and System Individual Retirement Accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. Withdrawals of before-tax contributions may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant may also apply for a hardship withdrawal from his 401(k) contributions if the participant satisfies certain financial hardship withdrawal criteria.

A dividend pass through feature under the Entergy Savings Plan allows eligible participants to either receive a cash distribution of their ESOP Entergy Stock Fund dividends or reinvest the dividends in the ESOP Entergy Stock Fund. Eligible participants include all participants who are fully vested in their balance in the non-participant directed ESOP Entergy Stock Fund. Effective January 1, 2001, cash dividends on Entergy Corporation common stock attributable to employer matching contributions made at the rate of 75% of the participant's basic contribution will be paid to the employee in cash.

Effective January 1, 2001, employed participants may, with certain restrictions, transfer from the ESOP Entergy Stock Fund a portion of the amount credited to their ESOP accounts to other investment funds (or withdraw such amount, in the case of certain Tax Credit ESOP accounts) after the participant completes an 84-month holding period or after the participant reaches age 50 and completes 10 years of plan participation. Prior to January 1, 2001, the age requirement for withdrawals was 55. The amount of in-service withdrawal is limited by provisions of the Code applicable to the ESOP and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the ESOP accounts are in the form of stock certificates, plus cash for the value of any fractional share.

Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account up to a maximum of 50% of the vested balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of Benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Internal Revenue Code Sections 408(a) or 401(a). Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Inactive accounts: Participants are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan until age 70-1/2. The amount allocated to such participants was $214,295,647 at December 31, 2000.

Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to a forfeiture account. Amounts forfeited for the year ended December 31, 2000 were $454,132. Forfeitures are used first to pay administrative expenses and the residual to reduce employer contributions.

NY  Employees:   The  Entergy Savings Plan  was  amended  effective
November 21, 2000 for NY employees in the following respects.

   Eligibility: NY employees become eligible to participate in the Entergy Savings Plan upon commencement of employment with an Entergy System Company.

   Contributions: Entergy Savings Plan contributions made by or on behalf of NY employees are deposited with the trustee. Non-
bargaining NY Employees may elect to contribute, through payroll deductions, up to a total of 6% of their annual base salary (basic). The employing Entergy System Company will make matching contributions to the Entergy Savings Plan on behalf of the participant in an amount equal to 50% of the participant's basic contribution. Participants may make additional contributions up to a total of 9% of their annual base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2000 was $10,500 per participant.

    Bargaining NY Employees may only contribute to the Entergy Savings Plan on a before-tax basis. These contributions may not exceed: (1) 25% of earnings if the employee is credited with ten or more years of benefit service or does not participate in the Entergy Corporation Retirement Plan III; or (2) 22% of earnings if the employee is credited with less than ten years of benefit service and participates in the Entergy Corporation Retirement Plan
III. Bargaining NY Employees are not eligible for employer matching contributions.

   Investments: Matching contributions made on behalf of non-bargaining NY Employees, based on their elected contributions, are invested by the trustee in the non-participant directed Entergy Stock Fund. Participant contributions are invested as directed by participants in accordance with the investment options made available to non-bargaining and bargaining NY Employees. The following table represents the Entergy Savings Plan's investments available to non-bargaining NY Employees (which includes any amounts transferred from the NYPA Savings Plan for bargaining NY Employees) and to bargaining NY Employees, which are managed by its trustee or affiliates of its trustee. These investment options will be made available until at least November 21, 2001, to the extent available, under the Entergy Savings Plan.

     o Stable Value Trust 1
     o Mid-Cap Value Fund 1
     o Value Fund 1
     o Prime Reserve Fund 1
     o Growth and Income Fund
     o New America Growth Fund
     o Science and Technology Fund
     o Capital Appreciation Fund
     o Spectrum Income Fund
     o Spectrum Growth Fund
     o Equity Index 500 Fund
     o Growth Stock Fund 2

 1  Available to bargaining NY Employees only
 2  Available to non-bargaining NY Employees only

    Participant accounts: Transferred NY Employees' before-tax and after-tax accounts under the NYPA Savings Plan were transferred to the Entergy Savings Plan by direct trust-to-trust transfer.

   Vesting: Transferred NY Employees are fully vested at all times in the accounts transferred to the Entergy Savings Plan. Non-bargaining NY Employees become fully vested in the employer matching account upon completion of five years of service. Years of participation under the NYPA Savings Plan also count for this purpose.

     In-Service withdrawals: Special in-service withdrawal provisions apply to non-bargaining NY Employees and to that portion of a bargaining NY Employee's accounts transferred from the NYPA Savings Plan. Under these provisions, the NY Employee may, with certain restrictions, withdraw all or a portion of the value of their after-tax contributions and any vested portion of their NYPA Company account. NY Employees described in this paragraph who have attained age 59-1/2 may, without penalty and subject to certain restrictions, withdraw all or a portion of their NYPA Company, Deferral, Qualified Non-Elective, Rollover, and Discretionary Employer Contribution accounts. A separate financial hardship withdrawal provision also applies.

    Loans to participants: Certain provisions apply to non-bargaining NY Employees under the Entergy Savings Plan loan program. Non-bargaining NY Employees may have two loans outstanding at any time. In addition, the loan repayment period is subject to a 30-year maximum for a participant's primary residence loan, and a 5-year maximum for all other loans. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. Bargaining NY Employee participants are not eligible for new loans under the Entergy Savings Plan.

    Payment of benefits: Transferred NY employees shall be paid in the form of cash for that portion of their Company account that was transferred from the NYPA Savings Plan upon termination of employment, retirement, disability, or death. There are certain provisions applicable to non-bargaining and bargaining NY Employees that are carried over from the NYPA Savings Plan and the NYPA DC Plan, respectively, regarding the timing and form of payment of benefits.


Note 2.  Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Entergy Savings Plan and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Entergy Savings Plan assets placed in the trust.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500, which requires benefits payable to be accrued and charged to net assets in the period the liability arises.

Income recognition: The difference in fair value from one period to the next is recognized and included in net realized and unrealized appreciation of investments in the accompanying Statement of Changes in Net Assets Available for Benefits. The net appreciation also includes realized gains and losses.

Purchases and sales of securities are accounted for on a trade-date
basis.    Interest  income  is  recorded  on  the  accrual   basis.
Dividends are recorded on the ex-dividend date.

Administrative expenses: All costs and expenses of administering the Entergy Savings Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures and then by Entergy Corporation.

Concentration of credit risk: The Entergy Savings Plan invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2000 is $18,276,970. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 2000, the contract value of the SIC assets was $183,710,228. The fair value of the SIC assets exceeded the contract value by $56,434. The Entergy Savings Plan provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.

New accounting pronouncements: In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which was implemented effective January 1, 2001. This statement requires that all derivatives be recognized in the balance sheet, either as assets or liabilities, measured at fair value. The Entergy Savings Plan currently holds only one type of instrument that may be affected by SFAS 133, the SICs. The Entergy Savings Plan did not apply SFAS 133 to the SICs as of January 1, 2001 because of an inconsistency between SFAS 133 and other accounting literature. The AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare
Benefit Plans and Defined-Contribution Pension Plans," require measurement of benefit responsive investment contracts, including SICs, at contract value. Management believes that the contract value of the SICs approximates their fair value, and the Entergy Savings Plan will continue to measure SICs at contract value unless resolution of the discrepancy requires a different treatment.


Note 3.  Investment Contracts With Insurance Companies

The Stable Income Fund of the Entergy Savings Plan invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. The average yield for the Stable Income Fund was approximately 6.5% for 2000 and 6.0% for 1999. The crediting interest rates varied from 6.06%-6.60% for 2000 and 1999.


Note 4.  Investments

The following represents investments in excess of 5% of the current value of net assets available for benefits as of December 31, 2000 and 1999:

                                                  2000          1999

 Entergy Corporation common stock*            $601,837,292  $374,592,513
 Equity Index Trust                           $113,274,766  $127,558,401
 Mutual Funds:
  Equity Income Fund                          $107,032,333  $113,826,219
  Blue Chip Growth Fund                       $182,016,956  $164,863,603
  New Horizons Fund                           $ 90,087,830  $ 62,870,586
 Stable Income Fund:
  Synthetic Investment Contracts:
     Rabobank Nederland SIC Assets            $ 89,697,671  $ 72,441,605
     Commonwealth Life Insurance Company
      and Transamerica Life Insurance and
      Annuity Company SIC Assets              $ 90,189,695  $ 93,374,980

    * As  of  December 31, 2000,  $532,441,519  of  the  Entergy
      Corporation common stock and as of December 31, 1999, $322,856,754 of the Entergy Corporation common stock was non-participant directed.

During 2000, the Entergy Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $221,407,506 as follows:

       Entergy Corporation common stock   $255,060,999
       Mutual funds                       $(34,163,904)
       Common trust funds                 $(11,238,926)
       Synthetic investment contracts     $ 14,030,356
       Brokerage accounts                 $ (2,281,019)

Non-bargaining NY employees' before-tax and after-tax accounts under the NYPA Savings Plan were transferred to the Entergy Savings Plan effective November 21, 2000 and received in January 2001. Therefore, the plans and loans transferred are reflected in the Statement of Net Assets and the Statement of Changes in Net Assets for the year ending December 31, 2000.


Note 5.  Tax Status

Entergy Savings Plan obtained its latest determination letter on March 26, 1997, in which the Internal Revenue Service stated that the Entergy Savings Plan, as then designed, was in compliance with the applicable requirements of the Code. The Entergy Savings Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.


Note 6.  Entergy Savings Plan Termination

Although it has not expressed any intent to do so, the Entergy System Companies have the right under the Entergy Savings Plan to discontinue their contributions at any time and Entergy Corporation has the right to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.


Note 7.  Related Party Transactions

Certain of the Entergy Savings Plan investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Entergy Savings Plan holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $42.31 and $25.75 at December 31, 2000 and 1999, respectively.


Note 8.  Reconciliation to Form 5500

As of December 31, 2000 and 1999, the Entergy Savings Plan had approximately $687,782 and $286,795, respectively, of pending distributions to participants who elected to withdraw from the Entergy Savings Plan. These amounts are recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following reconciles the financial statements to the Entergy Savings Plan Form 5500 for the plan year ended December 31, 2000 and 1999:

                                        Net Assets Available      Benefits Paid
                                            for Benefits
                                            2000           1999             2000         1999
Per financial statements              $1,532,859,235   $1,186,511,230   $94,283,242  $ 80,770,242
Pending distributions to participants       (687,782)        (286,795)      400,987       286,795
                                      --------------   --------------   -----------  ------------
Per Form 5500                         $1,532,171,453   $1,186,224,435   $94,684,229  $ 81,057,037
                                      ==============   ==============   ===========  ============




                        SUPPLEMENTAL SCHEDULES

          SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
              Schedule of Assets (Held at End of Year)

                    E.I.N. 72-1229752 (Plan No. 003)

                                                                             Number                       Current
Description                                                                 of Shares        Cost          Value
Cash and temporary cash investments                                            N/A         $30,356,253  $  30,356,253
                                                                                         -------------  -------------
ENTERGY STOCK FUND:*
Entergy Corporation common stock, $.01 par                                  14,223,629    $357,081,547  $ 601,837,292
                                                                            ----------   -------------  -------------

MUTUAL FUNDS:
T. Rowe Price Trust Company*:
       Balanced Fund                                                         2,506,711      42,276,131     48,053,666
       Equity Income Fund                                                    4,338,563     104,370,481    107,032,333
       Blue Chip Growth Fund                                                 5,377,163     147,421,678    182,016,956
       New Horizons Fund                                                     3,770,943      93,967,407     90,087,830
       New Income Fund                                                         694,738       5,977,717      5,905,271
       International Stock Fund                                              1,162,811      18,923,250     16,884,022
       Mid-Cap Value Fund                                                           31             471            478
       Value Fund                                                                   57           1,097          1,100
       Prime Reserve Fund                                                       12,825          12,825         12,825
       Growth and Income Fund                                                    1,703          41,885         41,628
       New America Growth Fund                                                     247           9,422          8,848
       Science and Technology Fund                                               2,048          79,433         72,860
       Capital Appreciation Fund                                                   501           6,896          6,984
       Spectrum Income Fund                                                        314           3,355          3,375
       Spectrum Growth Fund                                                        902          14,260         14,171
       Equity Index 500 Fund                                                       976          35,169         34,629
       Growth Stock Fund                                                         1,175          32,420         31,953
                                                                            ----------   -------------  -------------
            TOTAL MUTUAL FUNDS                                              17,871,708    $413,173,897  $ 450,208,929
                                                                            ----------   -------------  -------------

COMMON TRUST FUND:
T. Rowe Price Trust Company*:
       Equity Index Trust                                                    3,233,650      88,217,506    113,274,766
       Stable Value Trust                                                       28,742          28,742         28,742
                                                                             ---------   -------------  -------------
           TOTAL COMMON TRUST FUNDS                                          3,262,392   $  88,246,248  $ 113,303,508
                                                                             ---------   -------------  -------------

BROKERAGE ACCOUNTS:
Tradelink Brokerage Accounts:
Alleghany/Chicago Trust Growth & Income                                            79            2,242          2,034
American Century Equity Growth                                                    413           10,957          8,985
American Century Income & Growth                                                   77            2,512          2,312
American Century International Bd Inv                                             804           11,624          8,786
American Century Twentieth                                                         96            3,892          3,110
Amerindo Technology Fund                                                          120            2,500          1,403
Berger Mid-Cap Value Fund                                                       1,848           26,348         26,589
Berger New Generation Fund                                                      2,188           81,438         34,878
Berger Small Company Growth                                                       692            4,910          3,313
Citizens Emerging Growth Fund                                                     432           13,244          8,798
Citizens Global Equity Fund                                                       322            8,692          7,371
Columbia Real Estate Equity                                                       506            8,870          9,058
Dresdner RCM Biotechnology                                                         62            2,503          2,267
Dreyfus Aggressive Value Fund                                                     780           20,919         19,102
Dreyfus Mid-Cap Value Fund                                                      1,531           38,732         36,651
Federated International Small                                                      45            1,500          1,162
Fidelity Aggressive Growth                                                        986           60,203         35,647
Fidelity Asset Manager Growth                                                     882           17,887         14,040
Fidelity Diversified                                                              615           15,015         13,496
Fidelity Fund                                                                     558           23,008         18,295
Fidelity Growth Company Fund                                                      456           41,940         32,546
Fidelity Mid Cap Stock Fund                                                       387           10,333         10,077
Fidelity OTC Fund                                                                 157           11,761          6,464
Fidelity Select Computers                                                         167           20,196          8,762
Fidelity Select Electronics                                                       274           33,686         15,845



                                                                             Number                       Current
Description                                                                 of Shares        Cost          Value
Fidelity Select Technology                                                         109          17,680          9,680
Firsthand FDS                                                                      162          15,372         12,039
Gabelli Global Interactive                                                         167           5,396          3,395
Gabelli Growth Fund                                                                327          14,920         12,367
Gabelli Small Cap Growth Fund                                                    1,205          29,321         22,539
Harbor Capital Appreciation                                                      5,384         255,026        191,555
Icon Technology Fund                                                             1,043          22,707         12,188
Invesco Blue Chip Growth Fund                                                    1,595          14,976          8,213
Invesco Dynamics Fund                                                            3,632          91,999         86,339
Invesco Energy Fund                                                              3,150          62,992         65,772
Invesco Financial Services                                                       1,674          52,870         54,069
Invesco Gold Fund                                                               12,583          20,008         18,372
Invesco Health Sciences Fund                                                       734          41,944         43,587
Invesco Technology Fund                                                          6,458         587,488        386,007
Invesco Telecommunications                                                       2,073         109,620         75,207
Investec Internet.com Index                                                      1,609          30,344         14,673
Janus Balanced Fund                                                                567          12,869         12,043
Janus Enterprise Fund                                                            2,344         188,807        124,869
Janus Fund                                                                       1,344          59,083         44,756
Janus Growth & Income Fund                                                         793          34,145         28,044
Janus Mercury Fund                                                               8,361         364,059        248,062
Janus Orion Fund                                                                 1,957          19,492         13,721
Janus Worldwide Fund                                                               221          16,761         12,563
Liberty Acorn International-Z                                                      569          16,133         13,573
Loomis Sayles Aggressive                                                           261          10,161          8,497
Managers Capital Appreciation                                                      282          16,666         12,067
Marsico Focus Fund                                                               7,325         152,364        126,202
Munder Framlington Healthcare                                                      505          15,415         14,372
PBHG Emerging Growth Fund                                                          324          12,946          7,693
PBHG Global Technology And Communications                                        4,788          54,201         35,382
PBHG Growth Fund                                                                 2,431         130,780         75,597
PBHG Large-Cap 20 Fund                                                          11,824         471,348        297,972
PBHG Large-Cap Growth Fund                                                         382          14,362         11,130
PBHG Large-Cap Value Fund                                                        2,882          35,154         39,996
PBHG Select Equity Fund                                                          8,751         605,354        360,817
PBHG Small-Cap Value Fund                                                          255           5,258          5,021
PBHG Strategic Small Company                                                       210           3,504          3,196
PBHG Technology And Communications                                              23,756       1,468,766        817,904
Pin Oak Aggressive Stock Fund                                                    1,892         134,943         87,928
Prime Reserve                                                                  322,818         322,818        322,818
Red Oak Technology Select Fund                                                   8,515         296,677        185,466
Royce Opportunity Fund                                                           5,805          54,020         45,161
RS Diversified Growth Fund                                                       2,145          70,273         48,976
RS Information Age Fund                                                            500          20,775          9,499
Rydex Series OTC Fund                                                            2,642          66,701         44,671
Scudder Gold Fund                                                                1,003           5,917          6,007
Scudder Greater Europe Growth                                                      763          26,162         23,689
Scudder International Fund                                                         236          15,049         11,882
Scudder Large Company Growth                                                       120           5,154          3,958
Security Capital Real Estate Fund                                                  608           7,071          7,380
Selected American Shares Inc.                                                      333          13,284         11,756
Sit Mid-Cap Growth Fund                                                          1,277          29,376         20,477
Sit Small-Cap Growth Fund                                                          302          12,654         10,631
SSgA Growth & Income Fund                                                          197           5,227          4,329
Strong American Utilities Fund                                                     540           9,461          9,442
Strong Enterprise Fund                                                           3,085         121,624         87,521
Strong Growth 20 Fund                                                              469          14,162         11,798
Strong Growth & Income Fund                                                        546          15,192         13,843
Strong Growth Fund                                                               2,508          97,162         67,852
Strong Large-Cap Growth Fund                                                       280          11,730          9,730
Strong Mid-Cap Growth Fund                                                         397          11,049          8,032
Strong Small-Cap Value Fund                                                        123           2,014          2,107
Strong U.S. Emerging Growth                                                        330           7,687          6,322
T. Rowe Price Blue Chip Growth                                                     350          14,221         11,839


                                                                             Number                       Current
Description                                                                 of Shares        Cost          Value
T. Rowe Price Emerging Market                                                     497            7,312          5,675
T. Rowe Price European Stock                                                      323            7,522          6,676
T. Rowe Price Financial                                                         1,179           23,200         25,202
T. Rowe Price Health Sciences                                                   4,134           91,634         89,702
T. Rowe Price Media & Telecom                                                   1,697           63,407         36,737
T. Rowe Price New Era Fund                                                        228            5,399          5,550
T. Rowe Price Science & Tech                                                    9,526          564,359        338,856
T. Rowe Price Small-Cap Value                                                     833           16,472         15,939
The Internet Fund, Inc.                                                         4,608          167,000        111,151
Third Avenue Value Fund                                                           638           24,882         23,120
Turner Mid-Cap Growth Fund                                                      1,965           73,070         60,115
Turner Technology Fund                                                          1,735           53,421         22,156
Turner Top Twenty Fund                                                            878           22,888         10,910
U.S. Global Investors Bonnel Growth Fund                                        1,351           36,559         25,798
Ultraotc Profund-Investor                                                         284           25,000          6,470
Value Line Leveraged Growth                                                       161            8,750          7,352
Van Wagoner Mid-Cap Fund                                                        4,282          140,347         86,833
Van Wagoner Post Venture Fund                                                   4,664          204,670        123,693
Van Wagoner Technology Fund                                                     1,669          118,125         69,878
Vanguard Index Trust S & P                                                         18            2,514          2,222
Vanguard International Growth                                                     117            2,482          2,199
Vanguard Primecap Fund                                                             73            4,868          4,407
Vanguard U.S. Growth Portfolio                                                    204            9,426          5,631
Warburg Pincus Capital Appreciation                                               767           23,511         18,139
Warburg Pincus Emerging Growth                                                    176            9,236          6,324
Warburg Pincus Global                                                           1,114           73,882         46,976
Warburg Pincus Global Post-Vent Capital                                           579           16,710         13,144
Westport Small-Cap Fund                                                           343            6,300          6,255
White Oak Growth Stock Fund                                                     5,942          450,077        374,788
Settlement Fund                                                                   N/A              N/A         12,315
                                                                              -------     ------------  -------------
           TOTAL BROKERAGE ACCOUNTS                                           544,283     $  9,198,629  $   6,297,797
                                                                              -------     ------------  -------------


                                                                   Interest   Maturity                      Current
                                                                     Rate       Date           Cost          Value
STABLE INCOME FUND:
       Guaranteed Investment Contracts (GICs):
          GE Life & Annuity                                            6.06%     6/27/01       5,938,336      5,938,336
          GE Life & Annuity                                            6.10%     9/26/01       5,891,123      5,891,123
          Protective Life Insurance Company                            6.60%     3/20/01       6,447,511      6,447,511
                                                                                          --------------  -------------
              Total GICs                                                                    $ 18,276,970  $  18,276,970
                                                                                          --------------  -------------

       Synthetic Investment Contracts (SICs):
         Caisse des Depots et Cosignations Investment
            Management Corporation SIC Assets:
            Government obligations:
                 FHR 1724 PO                                           0.00%     5/15/01       3,491,959      3,879,297
         Total Caisse des Depots et Cosignations Investment
                                                                                          --------------  -------------
            Management Corporation SIC Assets                                               $  3,491,959  $   3,879,297
                                                                                          --------------  -------------

         Rabobank Nederland SIC Assets:
            Non-government obligations:
                 AMERICAN EXPRESS                                      6.40%     4/15/05       2,073,437      2,021,549
                 AMERICAN EXPRESS                                      5.90%     4/15/04       2,048,828      2,006,564
                 BMW                                                   6.54%     4/25/04         249,967        253,055
                 CITIBANK                                              5.30%      1/9/06         973,320      1,010,247
                 CITIBANK                                              5.80%      2/7/05       2,036,406      2,040,300
                 CELT                                                  5.77%     8/15/05       1,469,883      1,497,284
                 DISCOVER                                              5.80%     9/16/03       1,986,875      2,032,236
                 DISCOVER                                              6.20%     5/16/06       1,966,406      2,030,184
                 DIST. FI                                              5.70%     2/16/09         477,018        477,062
                 DIST. FI                                              6.88%    11/15/16       1,499,497      1,533,177
                 FIRST NATIONAL BANK                                   6.15%     9/15/04       1,990,937      2,015,587
                 FIRST U.S.                                            6.42%     3/17/05       2,069,922      2,018,853

                                                                   Interest   Maturity                      Current
                                                                     Rate       Date           Cost          Value

                 FIRST U.S.                                            5.28%     9/18/06         975,664        986,297
                 FORDO                                                 6.40%    10/15/02         500,098        502,542
                 ONYX                                                  7.00%    11/15/04         749,816        767,393
                 PECO                                                  5.80%      3/1/07         960,977      1,014,803
                 SEARS CREDIT                                          6.20%     7/16/07       2,049,766      2,013,311
                 SEARS CREDIT                                          5.95%     10/7/04       1,099,731      1,142,552
                 WFNMT                                                 6.95%     4/15/06       2,009,687      2,051,558
                 ABBEY NATIONAL MTN                                    6.69%    10/17/05         311,220        305,545
                 ALLTEL CORP DEB                                       6.75%     9/15/05         975,156        956,237
                 AMERICAN GENERAL FINANCE CORP                         5.75%     11/1/03         938,280        990,563
                 AMERITECH CAP                                         6.15%     1/15/08         549,098        542,563
                 ANZ BANKING GR                                        7.55%     9/15/06         499,240        529,200
                 ARCHER DANIELS MIDLAND COMPANY                        0.00%      5/1/02       1,684,320      1,838,320
                 ASSOC CORP. OF NORTH AMERICA                          5.75%    10/15/03         939,390        994,129
                 ASSOC CORP. OF NA SNR NTS                             7.60%    12/17/02       1,610,805      1,559,830
                 AT&T CORP NT                                          7.00%     5/15/05         321,180        300,604
                 BANKAMERICA CORP                                      7.20%     9/15/02       1,054,610      1,034,760
                 BANKAMERICA CORP                                     10.00%      2/1/03         571,705        554,683
                 BANKERS TRUST NY                                      8.13%     5/15/02       1,558,335      1,547,028
                 BELLSOUTH TELECOMM                                    6.25%     5/15/03         970,280      1,003,786
                 BHP FINANCE USA                                       7.88%     12/1/02         392,272        381,833
                 CHESAPEAKE & POTOMAC TEL CO                           6.05%     5/15/03         982,450        999,211
                 COMMERCIAL CREDIT NOTE                                6.88%      5/1/02       1,026,200      1,017,608
                 CONOCO INC                                            5.90%     4/15/04         698,992        704,036
                 DAIMLER CHRYSLER                                      6.46%     12/7/01         986,940      1,005,651
                 FARMERS INS EXCH 144A                                 8.50%      8/1/04         543,545        533,778
                 FORD MOTOR CREDIT CORP                                6.63%     6/30/03         496,480        499,907
                 FORD MOTOR CREDIT SR NT                               6.55%     9/10/02       1,035,780      1,023,126
                 GENERAL MOTORS ACCEPTANCE CORP                        6.75%      2/7/02       1,022,750      1,031,790
                 GOLDMAN SACHS GROUP                                   6.65%      8/1/03         971,550      1,035,288
                 HELLER FINANCIAL INC NTS                              6.44%     10/6/02         498,200        505,273
                 HOUSEHOLD FINANCE CORP                                6.25%     8/15/03         951,770        998,326
                 INGERSOLL-RAND CO                                     6.26%     2/15/01       1,000,000      1,023,130
                 KANSALLIS-OSAKE-PANKKI                               10.00%      5/1/02         566,925        529,068
                 LEHMAN BROS HLDGS MTN                                 7.25%    10/15/03         978,890      1,034,126
                 LIBERTY MUTUAL INS 144A                               8.20%      5/4/07         536,300        509,047
                 MERRILL LYNCH                                         6.00%     2/12/03       1,524,105      1,529,785
                 MERRILL LYNCH & CO MTN                                5.71%     1/15/02         498,605        510,210
                 MERRILL LYNCH NOTES                                   8.00%      2/1/02       1,035,700      1,050,853
                 MET LIFE 144A SURPLUS NT                              6.30%     11/1/03         484,235        500,200
                 MORGAN STANLEY GROUP SER                              6.50%    12/31/01         751,703        750,120
                 MORGAN STANLEY GROUP NTS                              9.38%     6/15/01         542,145        508,948
                 NATIONWIDE MUTUAL LIFE                                6.50%     2/15/04         495,100        500,943
                 NATL RURAL UTIL NTS                                   6.38%    10/15/04       1,003,480      1,017,448
                 ONTARIO SNR                                           8.00%    10/17/01       1,012,850      1,030,704
                 PDVSA FINANCE 144A                                    6.65%     2/15/06         499,038        469,884
                 PHILIP MORRIS                                         6.80%     12/1/03         498,670        499,638
                 PITNEY BOWES CREDIT CORP                              5.50%     4/15/04         500,000        491,856
                 PROCTOR & GAMBLE CO                                   6.60%    12/15/04         971,680      1,028,473
                 PUBLIC SERVICE ELECTRIC & GAS                         8.88%      6/1/03         414,221        389,537
                 ROCKWELL INTL NT                                      6.75%     9/15/02       1,572,075      1,524,128
                 SALOMON SMITH BARNEY                                  6.25%     1/15/05         496,925        509,250
                 SANTANDER FIN ISS LTD                                 7.00%      4/1/06         498,390        510,520
                 SEARS ROEBUCK ACCEPTANCE SNR NTS                      6.05%     2/18/03       1,520,130      1,515,955
                 SOUTHWEST AIR DEB                                     8.75%    10/15/03         109,269        107,351
                 SOUTHWESTERN BELL                                     5.88%      6/1/03         979,180        996,716
                 TCI COMMUN INC                                        6.38%      5/1/03         970,340        996,465
                 WORLDCOM INC                                          6.25%     8/15/03         961,660      1,003,811
                                                                                          --------------  -------------
            Subtotal non-government obligations                                            $  69,200,399  $  69,845,795


                                                                   Interest   Maturity                      Current
                                                                     Rate       Date           Cost          Value
            Government and agency obligations:
                 FHLMC 15YR GOLD E7-2049                               6.00%      9/1/13          38,562         38,165
                 FHLMC 15YR GOLD E7-3619                               6.00%     12/1/13         694,059        686,922
                 FHLMC 15YR GOLD E7-4845                               6.00%      2/1/14       1,363,753      1,348,676
                 FHLMC 15YR GOLD E0-0625                               6.00%      2/1/14       1,927,584      1,906,502
                 FHLMC 15YR GOLD E7-5233                               6.00%      1/1/14         827,820        819,307
                 FHLMC 15YR GOLD E7-4438                               6.00%      1/1/14         220,971        218,563
                 FHR 2083 VC                                           6.50%     9/15/05       1,274,593      1,293,538
                 GNMA 30 YR 780454X                                    7.00%    10/15/26          72,173         73,908
                 GNMA 30 YR 780459X                                    7.00%    11/15/26         346,206        354,526
                 GNMA 30 YR 781129X                                    7.00%    11/15/28         526,321        551,658
                 GNMA II 002359M                                       7.00%     1/20/27         668,322        682,394
                 GNMA I 392442X                                        8.00%     7/15/24          30,428         31,143
                 GNMA I 403923X                                        8.00%     7/15/24         181,076        185,332
                 GNMA I 414564X                                        7.50%     8/15/25         182,939        185,617
                 GNMA I 416123X                                        7.50%     1/15/26         202,516        210,139
                 GNMA I 317516X                                        8.50%     2/15/22          92,583         92,422
                 GNMA I 317696X                                        8.50%     2/15/22          84,851         84,703
                 GNMA I 336918X                                        8.50%    12/15/22          94,829         94,664
                 GNMA I 421739X                                        7.50%     6/15/26         195,486        203,683
                 GNMA I 424000X                                        7.50%     9/15/26         162,765        169,590
                 GNMA I 780463X                                        7.00%    11/15/26         502,118        514,186
                 FED FARM CREDIT BANK MTN                              8.80%     1/31/02         326,016        321,191
                 FNMA 31359MDN0                                        5.63%     3/15/01       1,916,568      1,928,657
                 FNMA 3135866A2                                        6.80%     1/10/03       1,040,300      1,054,870
                 FNMA 31359MBUK1                                       6.88%     7/18/02       2,002,109      2,096,217
                 FNMA 3133905L6                                        7.56%     2/27/02       4,826,250      4,705,303
                                                                                          --------------  -------------
             Subtotal government and agency obligations                                     $ 19,801,198  $  19,851,876
                                                                                          --------------  -------------

          Total Rabobank Nederland SIC Assets                                               $ 89,001,597  $  89,697,671
                                                                                          --------------  -------------

          Commonwealth Life Insurance Company and Transamerica Life
            Insurance and Annuity Company SIC Assets:
            Non-government obligations:
                 AMERITECH CAP                                         6.15%     1/15/08         499,180        493,239
                 BANKBOSTON N.A.                                       7.00%     9/15/07       1,019,990      1,022,491
                 BAXTER INTERNATIONAL INC                              9.50%     6/15/08       1,222,290      1,147,232
                 BK OF NY                                              7.78%     12/1/26         771,975        694,683
                 BOEING CO DEB                                         8.75%     8/15/21       1,136,010      1,240,646
                 BRITISH TELECOM PLC                                   8.13%    12/15/10         539,120        550,097
                 CITIZENS UTILITY DEB                                  7.00%     11/1/25         933,110        793,727
                 CIPGE                                                 6.42%     9/25/08         735,234        760,598
                 CNH                                                   7.34%     2/15/07          99,986        102,310
                 DCAT                                                  6.66%      1/8/05         599,978        611,133
                 DEUTSCHE TELEKOM FINANCE GROUP                        8.00%     6/15/10         996,570      1,022,586
                 DHMT                                                  5.90%     5/25/06       1,725,094      1,793,850
                 ELI LILLY & CO NT                                     7.13%      6/1/25         933,470      1,043,858
                 FORD CAPITAL B V GTD NT                               9.88%     5/15/02       1,107,900      1,051,808
                 GMAC MTN                                              7.05%     4/23/02       1,028,650      1,027,545
                 GTE CALIFORNIA DEB                                    6.70%      9/1/09         981,140      1,002,233
                 HERTZ CORP                                            6.63%     5/15/08       1,992,560      1,934,091
                 HOUSTON LTG & PWR                                     9.15%     3/15/21       1,141,340      1,146,022
                 LEHMAN BROS HLDGS MTN                                 9.17%     2/28/02       1,095,240      1,061,222
                 LIBERTY MUTUAL INS                                    8.20%      5/4/07       1,072,600      1,018,093
                 LUCENT TECHNOLOGIES, INC.                             5.50%    11/15/08         572,482        462,776
                 M & T BANK CORP                                       8.00%     10/1/10         499,400        531,391
                 MERRILL LYNCH NOTES                                   6.25%    10/15/08         971,340        977,824
                 MIDLAND BANK PLC                                      7.63%     6/15/06         267,690        257,910
                 MMCA                                                  6.80%     8/15/03         749,766        757,434
                 NAROT                                                 7.17%     8/15/04         999,993      1,029,977
                 NATIONAL AUSTRALIA BANK LTD                           8.60%     5/19/10       1,003,780      1,120,603
                 NATIONWIDE MUTUAL INSURANCE CO                        7.50%     2/15/24         935,820        880,443
                 PDVSA FINANCE LTD                                     6.80%    11/15/08         997,879        882,559
                 PUB SVS ELEC & GAS FMG                                6.25%      1/1/07         984,740      1,012,970
                 SANTANDER FIN ISSUE LTD                               6.38%     2/15/11         944,230        942,453


                                                                   Interest   Maturity                      Current
                                                                     Rate       Date           Cost          Value
                 TAOT                                                  6.80%     4/15/07         449,978        461,449
                 TELEFONICA EUROP                                      7.35%     9/15/05         674,737        696,551
                 ZURICH REINS CENTRE BLDG                              7.13%    10/15/23         989,667        992,378
                                                                                          --------------  -------------
            Subtotal non-government obligations                                             $ 30,672,939   $ 30,524,182

            Government and agency obligations:
                 AMLT 98-1 AG                                          6.43%     3/25/28       1,797,398      1,769,379
                 COMM                                                  7.42%     4/15/10         815,375        851,694
                 FEDERAL HOME LOAN BANK                                7.31%     6/16/04       2,137,734      2,105,792
                 FEDERAL HOME LOAN BANK                                5.38%      3/2/01       1,993,820      2,032,255
                 FEDERAL HOME LOAN MORTGAGE                            5.75%     6/15/01         340,446        345,323
                 FEDERAL HOME LOAN MORTGAGE                            6.88%     1/15/05       1,693,858      1,833,875
                 FHLM                                                  6.00%     8/15/07         957,789        996,567
                 FHLMC GOLD C1-9469                                    6.00%     12/1/28       2,646,097      2,604,308
                 FHLMC GOLD C1-1095                                    7.00%     11/1/30       1,563,133      1,610,183
                 FNMA                                                  5.25%     1/15/03       3,918,125      4,069,513
                 FNMA 30 YR 457024                                     6.50%      1/1/29         827,898        815,381
                 FNMA 30 YR 479028                                     6.50%      1/1/29         786,520        774,628
                 FNMA 30 YR 445559                                     6.50%     10/1/28          33,711         33,243
                 FNMA 30 YR 454777                                     6.50%     12/1/28          36,925         36,413
                 FNMA 30 YR 436656                                     6.50%      8/1/28          50,641         49,939
                 FNMA 30 YR 480043                                     6.50%      1/1/29          54,153         53,335
                 FNMA 30 YR 446690                                     6.50%     10/1/28          33,171         32,711
                 FNMA 30 YR 453108                                     6.50%      1/1/29         620,376        610,996
                 FNMA 30 YR 323865                                     6.50%      7/1/29       1,716,640      1,734,314
                 GNMA 293344X                                          9.50%    11/15/20          11,647         11,407
                 GNMA 299157X                                          9.50%    11/15/20          12,778         12,515
                 GNMA 149980X                                         10.00%     7/15/16           6,252          6,101
                 GNMA 153604X                                         10.00%     3/15/16          41,666         40,661
                 GNMA 156268X                                         10.00%     5/15/16           7,934          7,743
                 GNMA 156464X                                         10.00%     9/15/16         172,135        167,984
                 GNMA 158223X                                         10.00%     4/15/16          41,408         40,409
                 GNMA 164608X                                         10.00%     9/15/16           6,736          6,574
                 GNMA 166276X                                         10.00%     5/15/16          58,596         57,183
                 GNMA 174601X                                         10.00%     8/15/16          55,347         54,012
                 GNMA 206492X                                         10.00%    12/15/17         195,175        190,103
                 GNMA 234666X                                         10.00%    11/15/17         244,282        237,934
                 GNMA 255692X                                         10.00%     4/15/18           4,779          4,663
                 GNMA 285106X                                         10.00%     4/15/20         341,772        333,627
                 GNMA 780081X                                         10.00%     2/15/25         120,580        117,706
                 GNMA 415189X                                          7.00%     3/15/26         450,675        461,507
                 GNMA 370612X                                          7.00%     2/15/26         334,360        342,396
                 GNMA 373507X                                          7.00%     2/15/26         297,844        305,002
                 GNMA 516182X                                          7.00%     7/15/29         438,409        455,530
                 GNMA 481605X                                          7.00%     7/15/29         484,781        503,712
                 GNMA 500941X                                          7.00%     8/15/29          23,598         24,520
                 GNMA 507622X                                          7.00%     6/15/29         422,044        438,526
                 GNMA 494086X                                          7.00%     8/15/29         429,442        446,212
                 GNMA 488329X                                          7.00%     1/15/29          52,542         54,594
                 GNMA 507833X                                          7.00%     4/15/29         387,406        402,535
                 GNMA 491760X                                          6.50%    12/15/28       3,557,189      3,681,695
                 GNMA 781129X                                          7.00%    11/15/28       3,684,246      3,861,609
                 GNMA 780531X                                          8.00%     3/15/12         413,099        413,525
                 GNMA II 002359M                                       7.00%     1/20/27         742,986        758,629
                 GNMA II 002433M                                       8.00%     5/20/07         336,619        338,472
                 GNMA 405597X                                          8.00%     3/15/26          20,151         20,593
                 GNMA 780006X                                          8.50%    11/15/24         140,496        139,832
                 GNMA 780162X                                          8.50%     6/15/25         194,847        193,633
                 GNMA 422829X                                          7.00%     5/15/26          24,757         25,352
                 GNMA I 344710X                                        8.50%     2/15/23          14,460         14,435
                 GNMA I 349384X                                        7.50%     6/15/23          31,547         32,048
                 GNMA I 353245X                                        8.50%     4/15/23          17,199         17,169
                 GNMA I 354361X                                        7.50%     4/15/23          55,961         56,849
                 GNMA I 365444X                                        7.50%     9/15/25          24,427         24,785


                                                                   Interest   Maturity                      Current
                                                                     Rate       Date           Cost          Value
                 GNMA I 366144X                                        8.00%     7/15/25         169,034        169,187
                 GNMA I 372172X                                        9.00%    11/15/24           4,741          4,695
                 GNMA I 387064X                                        8.00%     7/15/25         270,192        270,437
                 GNMA I 390328X                                        8.50%     2/15/25          27,720         27,548
                 GNMA I 390625X                                        9.00%     6/15/24          10,514         10,413
                 GNMA I 390628X                                        9.00%     7/15/24          22,421         22,206
                 GNMA I 391605X                                        8.00%     5/15/24         208,281        213,176
                 GNMA I 393816X                                        7.50%     7/15/25          10,173         10,321
                 GNMA I 394224X                                        8.00%     4/15/25           9,491          9,708
                 GNMA I 394783X                                        8.00%     7/15/25           5,374          5,379
                 GNMA I 400883X                                        8.00%     7/15/25         532,457        532,938
                 GNMA I 402013X                                        9.00%    12/15/24          46,211         45,767
                 GNMA I 402149X                                        8.00%     7/15/25          60,013         60,068
                 GNMA I 407187X                                        8.00%     4/15/25         239,148        244,620
                 GNMA I 409485X                                        8.00%     7/15/25          95,361         95,447
                 GNMA I 409511X                                        7.50%     9/15/25          24,753         25,115
                 GNMA I 409912X                                        8.00%     7/15/25         250,415        250,641
                 GNMA I 412044X                                        8.00%     7/15/25          30,792         30,820
                 GNMA I 412478X                                        7.50%     8/15/25         178,020        185,003
                 GNMA I 413401X                                        8.00%     7/15/25          56,729         56,781
                 GNMA I 418828X                                        7.50%    10/15/25         425,762        431,995
                 GNMA I 418836X                                        7.50%    10/15/25          49,319         50,040
                 GNMA I 419341X                                        7.50%    12/15/25         111,987        116,380
                 GNMA I 421167X                                        7.50%     2/15/26         158,707        166,049
                 GNMA I 312859X                                        8.50%     1/15/22          57,798         57,697
                 GNMA I 318023X                                        8.50%     5/15/22         157,492        157,217
                 GNMA I 320837X                                        8.50%     4/15/22          68,337         68,218
                 GNMA I 323079X                                        8.50%     5/15/22         148,070        147,812
                 GNMA I 339175X                                        8.50%     1/15/23          19,399         19,365
                 GNMA I 340414X                                        8.50%    12/15/22         188,433        188,104
                 GNMA I 341924X                                        8.50%     5/15/23          27,219         27,172
                 GNMA I 342527X                                        7.50%     2/15/23          15,648         15,897
                 GNMA I 342841X                                        8.50%    12/15/22         136,617        136,379
                 GNMA I 342846X                                        9.00%     1/15/23         104,372        103,430
                 GNMA I 780029X                                        9.00%    11/15/24         205,834        203,856
                 GNMA I 372358X                                        7.50%     6/15/26         118,397        123,874
                 GNMA I 423558X                                        7.50%     5/15/26         113,659        118,917
                 GNMA I 423781X                                        7.50%     5/15/26          99,953        104,577
                 GNMA I 400102X                                        7.00%     2/15/26         301,240        320,594
                 GNMA I 417290X                                        7.00%     3/15/26          51,439         54,744
                 GNMA I 421473X                                        7.00%     6/15/26         229,601        244,353
                 GNMA I 422305X                                        7.00%     2/15/26          56,915         60,571
                 GNMA I 396841X                                        7.00%     2/15/26         229,725        235,246
                 GNMA I 437983X                                        7.50%    11/15/26         182,473        184,577
                 GNMA I 429541X                                        7.50%    10/15/26          81,797         82,740
                 GNMA I 167450X                                        9.50%     9/15/19         207,938        204,135
                 GNMA 421448X                                          7.00%     1/15/26         163,848        167,786
                 JPMC 2000 C10 A2                                      7.37%     8/15/32         879,359        923,031
                 SBM7 2000 C2 A2                                       7.46%     4/18/10         452,250        476,983
                 SBM7 2000 C3 A2                                       6.59%    10/18/10         915,750        932,625
                 TREASURY INFL INDX                                    3.38%     1/15/07         251,062        273,440


                                                                   Interest   Maturity                      Current
                                                                     Rate       Date           Cost          Value
                 US TREASURY BONDS                                     7.63%     2/15/25       5,736,484      5,890,434
                 US TREASURY                                           6.50%     2/15/10       3,109,336      3,356,435
                 US TREASURY NOTES                                     6.38%     8/15/02       2,001,563      2,081,899
                 US TREASURY NOTES                                     6.50%     8/15/05         257,256        270,545
                 US TREASURY NOTES                                     5.88%    11/15/04       2,122,854      2,222,450
                 US TREASURY NOTES                                     6.00%     9/30/02         503,203        514,045
                                                                                          --------------  -------------
            Subtotal government and agency obligations                                     $  58,116,916  $  59,665,513
                                                                                          --------------  -------------

          Total Commonwealth Life Insurance Company and Transamerica Life
              Insurance and Annuity Company SIC Assets (1)                                 $  88,789,855  $  90,189,695
                                                                                          --------------  -------------

          Grand total SIC Assets                                                           $ 181,283,411  $ 183,766,663
                                                                                          --------------  -------------

          SIC contract wrapper                                                                            $     (56,435)
                                                                                                          -------------
          Total value of SICs at December 31, 2000                                                        $ 183,710,228
                                                                                                          -------------

                      TOTAL ENTERGY STABLE INCOME FUND GICs & SICs                         $ 199,560,381  $ 201,987,198
                                                                                          --------------  -------------

Loans to participants*
  (Bearing interest rates of prime +1% with terms of up to 20 years)  6%-11.5%  1/31/01-             N/A  $  31,962,402
                                                                                6/15/21
                                                                                          --------------  -------------
Total Assets Held for Investment Purposes                                                 $1,097,616,955 $1,435,953,379
                                                                                          ============== ==============
(1) Commonwealth Life Insurance Company and Transamerica Life Insurance
    and Annuity Company jointly issued SIC wrappers over 50% of the Entergy
    Lehman Aggregate Managed SIC.


           SAVINGS PLAN OF ENTERGY CORPORATION AND SUDSIDIARIES
                  Schedule of Reportable Transactions
                  For the Year Ended December 31, 2000

                    E.I.N. 72-1229752 (Plan No. 003)

                                                                      Selling or
                                            Number of     Purchase     Redemption
Description                               Transactions     Price         Price        Cost     Gain/(Loss)
Purchase Transactions:
Entergy Stock Fund*                                152  $61,917,897
Stable Income Fund                                 108   46,835,459

Selling Transactions:
Entergy Stock Fund*                                605               $89,734,108   $68,629,183 $21,104,925
Stable Income Fund                                 147                70,184,018    66,954,339   3,229,679

* Denotes a party-in-interest to the Entergy Savings Plan


                               SIGNATURE


      The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SAVINGS PLAN OF ENTERGY
                                   CORPORATION AND SUBSIDIARIES


                                   By:  /s/ Darrell A. Guidroz
                                        Darrell A. Guidroz
                                        Director, Human Resources
                                        Compensation and Benefits



Dated:  June 28, 2001

                  CONSENT OF INDEPENDENT ACCOUNTANTS



  We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54298) of Entergy Corporation of our report dated June 25, 2001 relating to the financial statements and supplemental schedules of the Savings Plan of Entergy Corporation and Subsidiaries, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 27, 2001